

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of June 30, 2022

The principal balances and results accumulated for the period ending June 2022 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**MCh$**
Cash and deposits in banks	2,890,381
Loans and accounts receivables from customers and banks, net	37,140,460
Loans and accounts receivables from customers at fair value, net	75,229
Financial instruments	10,610,960
Financial derivative contracts	15,389,680
Other asset items	4,777,730
Total assets	**70,884,440**

Principal liabilities	**MCh$**
Deposits and other demand liabilities	15,725,629
Time deposits and other time liabilities	11,893,299
Issued debt and regulatory capital instruments	9,311,347
Financial derivative contracts	16,605,782
Other liabilities items	13,657,670
Total equity	3,690,713
Total liabilities and Equity	**70,884,440**

Equity attributable to:	
Equity holders of the Bank	3,588,420
Non-controlling interest	102,293

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**MCh$**
Net interest income	957,551
Net fee and commission income	191,969
Result from financial operations	99,256
Total operating income	**1,248,776**
Provision for loan losses	(162,602)
Support expenses	(416,982)
Other results	(53,853)
Income before tax	**615,339**
Income tax expense	(86,146)
Net income for the period	**529,193**

Attributable to:	
Equity holders of the Bank	521,257
Non-controlling interest	7,936

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de junio de 2022

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de junio de 2022 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.890.381
Créditos y cuentas por cobrar a clientes y bancos	37.140.460
Créditos y cuentas por cobrar a clientes a valor razonable	75.229
Instrumentos financieros	10.610.960
Contratos de derivados financieros	15.389.680
Otros rubros del activo	4.777.730
Total Activos	**70.884.440**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	15.725.629
Depósitos y otras captaciones a plazo	11.893.299
Instrumentos de deuda y capital regulatorio emitidos	9.311.347
Contratos de derivados financieros	16.605.782
Otros rubros del pasivo	13.657.670
Total patrimonio	3.690.713
Total Pasivos y Patrimonio	**70.884.440**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.588.420
Interés no controlador	102.293

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	957.551
Ingresos neto de comisiones	191.969
Resultado de operaciones financieras	99.256
Total ingresos operacionales	**1.248.776**
Gasto de pérdidas crediticias	(162.602)
Gastos de apoyo	(416.982)
Otros resultados	(53.853)
Resultado antes de impuesto	**615.339**
Impuesto a la renta	(86.146)
Utilidad consolidada del periodo	**529.193**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	521.257
Interés no controlador	7.936

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.